SusGlobal Energy Corp.

200 Davenport Road

Toronto, ON M5R 1J2

December 19, 2024

Via EDGAR (filed as Correspondence)

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Cannarella and Karl Hiller

Re:	SusGlobal Energy Corp.
Form 10-K for Fiscal Year Ended December 31, 2023 Filed May 15, 2024
File No. 000-56024

Dear Mr. Cannarella and Mr. Hiller:

This letter responds to the comment of the staff (the "Staff") of the Securities and Exchange Commission's (the "SEC") Division of Corporation Finance contained in the Staff's letter addressed to Marc Hazout, Chief Executive Officer of SusGlobal Energy Corp. (the "Company"), dated December 4, 2024, regarding the above-referenced filing. For your convenience, we have repeated the Staff's comment before the Company's response below.

Form 10-K for the Fiscal Year ended December 31, 2023

Exhibits and Financial Statement Schedules, page 72

1. We note that in response to prior comment one, you filed a Form 10-K/A having the complete dated certifications from your principal executive officer and principal financial officer. However, as this amendment contains only the cover page, explanatory note, signature page and revised certifications, an additional amendment of the annual report will be necessary to conform to the guidance in our Regulation S-K Compliance & Disclosure Interpretation (C&DI) 246.14. Under the circumstances, the entire report should be filed as an amendment, including all prescribe content and the certifications. You may observe C&DI 246.14 at the following website address: https://www.sec.gov/rules-regulations/staff-guidance/compliance-disclosure-interpretations/divisionscorpfinguidanceregs-kinterphtm

The Company respectfully acknowledges the Staff's comment and notes that the Company plans to file a second  amendment to its Form 10-K for the fiscal year ended December 31, 2023, with the entire annual report filed as an amendment, including all prescribe content and the certifications from the Company's principal executive officer and principal financial officer in compliance with these requirements.

U.S. Securities and Exchange Commission

December 19, 2024

Thank you for your assistance in reviewing this filing.

Sincerely,

/s/ Marc Hazout
Marc Hazout
Executive Chairman, President and Chief Executive Officer SusGlobal Energy Corp. 200 Davenport Road Toronto, ON M5R 1J2